HUNTINGTON ASSET SERVICES, INC.
2960 N. Meridian St., Suite 300
Indianapolis, IN 46208

November 2, 2011

EDGAR  CORRESPONDENCE

Linda B. Stirling, Esq.
U.S. Securities and Exchange Commission
450 5th Street, NW, 5-6
Washington, DC  20549

Re:  Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Stirling:

We are responding to the Staff’s comments received with respect to the preliminary proxy statement filed on October 12, 2011 with respect to the Dean Small Cap Value Fund and the Dean Mid Cap Value Fund.

Comment:  As required by Item 22(c)(9), since the advisory fee has been lowered for the Dean Small Cap Value Fund, provide the aggregate fee for last fiscal year and the current fee, and the difference between last year’s and the new fee expressed as a percentage.

Response:  As required by Item 22(c)(9) of Schedule 14A, and as requested by the Staff, we have included information regarding the aggregate advisory fee for the last fiscal year, the amount that would have been received if the lower fee rate had been in place, and the difference expressed as a percentage, all with respect to the Dean Small Cap Value Fund.

Comment:  As required by Item 22(c)(1)(iii), disclose the aggregate amount of advisory fee during the last fiscal year.

Response:  As required by Item 22(c)(1)(iii) of Schedule 14A, and as requested by the Staff, we have included information regarding the aggregate amount of the advisory fee during the last fiscal year with respect to the Dean Small Cap Value Fund and the Dean Mid Cap Value Fund.

We trust that our responses satisfactorily resolve the issues raised by the Staff.  If not, please let us know and we will respond promptly.  If you have any questions, please contact Dee Anne Sjögren at (314) 552-6295.

Sincerely,

/s/ Carol J. Highsmith

Carol J. Highsmith
Vice President